

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2025

Oluyemi Okupe
Chief Financial Officer
Hims & Hers Health, Inc.
2269 Chestnut Street, #523
San Francisco, California 94123

> **Re: Hims & Hers Health, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-38986**

Dear Oluyemi Okupe:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Industrial Applications and
     Services